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                                                                  Exhibit (d)(1)



                               AGREEMENT TO TENDER


            AGREEMENT TO TENDER (this "Agreement"), dated as of October 4, 2002, among PBG Grupo Embotellador Hispano-Mexicano S.L., a Spanish limited liability company ("PBG Hispano"), Bottling Group, LLC, a Delaware limited liability company ("BG" and together with PBG Hispano, the "Bidder") and PepsiCo, Inc. ("PepsiCo").

                               W I T N E S S E T H


            WHEREAS, Bidder is interested in acquiring for cash all of the issued and outstanding series B shares, without par value (the "Shares"), certificates of participation ("CPOs") and Global Depositary Shares ("GDSs"), together, in each case, with any coupon representing unpaid dividends as of the day of commencement of the Offers (as defined below), of Pepsi-Gemex, S.A. de C.V. (the "Company"), a corporation organized under the laws of Mexico, pursuant to one or more concurrent tender offers in Mexico and the United States (each an "Offer" and collectively, the "Offers");

            WHEREAS, as of the date hereof PepsiCo owns, directly or indirectly, and either beneficially or of record, 47,470,002 CPOs and 375,900,831 Shares, representing approximately 34.4% of the total capital stock of the Company (collectively, the "Owned Securities");

            WHEREAS, Bidder has requested and PepsiCo has agreed to enter into this Agreement.

            NOW, THEREFORE, in consideration of the foregoing and the premises and the mutual representations, warranties, covenants and agreements contained herein, and on the terms and subject to the conditions set forth herein, and intending to be legally bound the parties agree as follows:

                                   ARTICLE I

                                   DEFINITIONS

            Section 1.1 SPECIFIC DEFINITIONS. As used in this Agreement, the following terms shall have the meanings set forth or referred to below:

            "Affiliate" of a specified Person means any entity which such Person directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with the specified Person or, in the case of individuals, persons related by blood or marriage including former marriage. For purposes of this Agreement, neither the Company nor any of its Subsidiaries shall be considered to be an Affiliate of PepsiCo or the Molina/PepsiCo Gemex Shares Trust. The Molina/PepsiCo Gemex Shares Trust (as defined below) shall not be considered an Affiliate of PepsiCo.

            "Alternative Transaction" has the meaning set forth in Section 3.3.

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            "Business Day" means a day that is a "business day" as defined under
Regulation 14D under the Exchange Act and that is not a legal holiday in Mexico.

            "Closing" has the meaning set forth in Section 3.5(a).

            "CNBV" means the Comision Nacional Bancaria y de Valores of Mexico.

            "Consolidated Adjusted Net Debt" as of any date shall mean all short-term and long-term indebtedness, including obligations under capital leases, but not including accrued interest, of the Company and its Subsidiaries on a consolidated basis as of such date, reduced by the sum of (i) the consolidated cash and cash equivalents of the Company and its Subsidiaries as of such date, (ii) an amount equal to Ps.172,708,000 and (iii) the aggregate amount not yet received as cash as of such date by the Company from the employees of the Company and/or its Subsidiaries representing the aggregate unpaid strike price of their vested options to acquire securities of the Company (assuming all of such vested options whether exercised or not are included in calculating the Offer Price). For purposes of this calculation, all dollar denominated indebtedness of the Company and its Subsidiaries shall be converted to Pesos calculated at the average of the exchange rates reported on each of the five (5) consecutive U.S. Business Days ending two (2) U.S. Business Days prior to the commencement of the Offers by Reuters and Bloomberg on their FXBENCH page as the closing rate for the exchange of Pesos and dollars.

            "Consolidated Adjusted Working Capital" as of any date shall mean
(A) the consolidated current assets of the Company and its Subsidiaries as of such date, other than the consolidated cash and cash equivalents of the Company and its Subsidiaries used to compute Consolidated Adjusted Net Debt (as described above) as of such date, less (B) the consolidated current liabilities of the Company and its Subsidiaries as of such date, other than (i) the principal amount of short-term indebtedness and the principal amount of the current portion of long-term indebtedness as of such date and (ii) dividends payable as of such date.

            "Control" (including, with correlative meaning, the terms "Controlling," "Controlled by" and "under common Control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

            "CPO" means an ordinary certificate of participation of the Company, issued by Banco Nacional de Mexico, S.A. as trustee, which represents one series B share, one series D share and one series L share, each without par value, of the Company.

            "Escrow Agreement" shall mean the escrow agreement entered concurrently herewith among Bidder, Molina (as defined below) and The Bank of New York as the escrow agent.

            "Exchange Act" means the Securities Exchange Act of 1934, as amended.

            "Expiration Date" means the date that the Mexican Offer and/or the U.S. Offer, as the case may be, expires.

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            "GDS" or "Global Depository Shares" means each Global Depositary
Share issued pursuant to the Amended and Restated Deposit Agreement dated as of September 15, 1998 between the Company and The Bank of New York, as Depositary, each of which in turn represents six CPOs.

            "Law" means any law, rule, regulation or order of any competent governmental or regulatory authority, court or securities exchange, including the Mexican Securities Markets Law, and any other regulations or rules or applicable decrees issued thereunder, as amended from time to time.

            "Legal Requirements" has the meaning set forth in Section 4.2.

            "Material Adverse Change" shall mean any material adverse effect on the financial condition, business, properties, franchises, licenses, assets, liabilities or results of operation of the Company and its Subsidiaries, taken as a whole.

            "Mexican Securities Markets Law" means the Mexican Ley del Mercado de Valores.

            "Mexico" shall mean The United Mexican States.

            "Mexican Offer" means the portion of the Offers that will be conducted in, and in accordance with the securities regulations of, Mexico through the Bolsa Mexicana de Valores, S.A. de C.V.

            "Molina" means Enrique C. Molina Sobrino.

            "Molina Agreement to Tender" shall mean the agreement between Bidder and Molina dated as of October 4, 2002, substantially in the form attached hereto as Exhibit A, pursuant to which all of the Securities of the Company owned, directly or indirectly, or which may be acquired on or before the Expiration Date, by Molina and the other Molina Shareholders (as defined therein) are to be tendered in the Offers.

            "Molina/PepsiCo Gemex Shares Trust" shall mean the Delaware statutory business trust formed by Molina, PepsiCo and other parties pursuant to a trust agreement, dated October 6, 1995.

            "Offer" has the meaning set forth in the recitals.

            "Offers" has the meaning set forth in the recitals.

            "Offer Conditions" has the meaning set forth in Section 2.3.

            "Offer Price" has the meaning set forth in Section 2.1.

            "Orders" has the meaning set forth in Section 4.2.

            "Owned Securities" has the meaning set forth in the recitals.

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            "Person" means any individual, corporation (including any non-profit corporation), association, general or limited partnership, organization, business, limited liability company, firm, governmental entity, joint venture, estate, trust, unincorporated organization or any other entity, association or organization.

            "PepsiCo Securities" has the meaning set forth in Section 3.1.

            "PepsiCo Shareholders" are PepsiCo and the other Persons listed on
Schedule 4.4.

            "Purchase Date" means the date of the purchase of the PepsiCo Securities by Bidder pursuant to the Offers.

            "SEC" means the United States Securities and Exchange
Commission.

            "SEC Filings" means filings made by the Company with the SEC pursuant to the periodic reporting requirements contained in Sections 13(a), 13(c) or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

            "Securities" shall mean collectively the Shares, CPOs and GDSs.

            "Securities Authorities" shall mean all relevant federal, provincial and state securities commissions and stock exchange authorities and similar entities and authorities in the United States and Mexico, including the SEC and the CNBV.

            "Shares" shall have the meaning set forth in the recitals.

            "Subsidiary" means any corporation or entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock (or equity securities) or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors (or similar Persons) or any other corporation or entity which consolidates with such Person.

            "Tendering Shareholder" means any record or beneficial holder of Securities who tenders Securities into the Offers.

            "Third Party" has the meaning set forth in Section 3.3.

            "U.S. Business Day" means a day that is a "business day" as defined under Regulation 14D under the Exchange Act.

            "U.S. Offer" means the portion of the Offers that will be conducted in, and in accordance with the securities regulations of, the United States of America.

            Section 1.2 OTHER DEFINITIONAL PROVISIONS.

            (a) The words "Hereof," "Herein," and "Hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

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            (b) Terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

            (c) The terms "dollars" and "$" mean United States dollars. The terms "Ps." and "Pesos" mean Mexican Pesos.

                                   ARTICLE II

                                  TENDER OFFER

            Section 2.1 AGREEMENT TO COMMENCE OFFERS. Subject to the provisions of Section 2.2, Bidder shall commence, on the first Business Day after the date of this Agreement, Offers to acquire up to 100% of the Securities at a price equal to (i) in the Mexican Offer and at the election of the offerees, Ps.5.91 per Share (or Ps.17.73 per CPO) or the dollar equivalent of such Peso amount calculated as the average of the exchange rates reported on each of the five (5) consecutive U.S. Business Days ending two (2) U.S. Business Days prior to the Expiration Date of the U.S. Offer by Reuters and Bloomberg on their FXBENCH page as the closing rate for the exchange of Pesos and dollars, and (ii) in the U.S. Offer, the dollar equivalent of Ps.5.91 per Share (or Ps.106.38 per GDS and Ps.17.73 per CPO), calculated in the same manner as described in (i), in cash to each Tendering Shareholder. The Bidder may, in its sole discretion, increase the per Security price for any reason or decrease it by the amount of all dividends for which a payment day is announced or published on or before the Expiration Date and which is payable prior to the Purchase Date at any time after the date hereof. The price per Security, or any higher or lower amount per Security as may be paid in the Offers in accordance with the foregoing, is hereinafter referred to as the "Offer Price." If the Offers are consummated, Bidder agrees to pay the Offer Price promptly, but in no event later than four (4) U.S. Business Days after the Expiration Date.

            Section 2.2 CONDITIONS TO COMMENCEMENT OF THE OFFERS. Bidder's obligation to commence the Offers is contingent upon the following conditions:

            (a) As of the date of this Agreement, (i) the Company shall have timely filed all reports required to be filed by it since January 1, 1999 pursuant to the Exchange Act and the Mexican Securities Markets Law, and each such report shall have complied as to form in all material respects to the rules and regulations promulgated under the Exchange Act or the Mexican Securities Markets Law, as applicable and (ii) at the time of their respective filing (or, if amended on or prior to five (5) Business Days prior to this Agreement and a copy of any such amendment has been delivered to Bidder, at the time of the filing of any such amendment thereof), the Company's SEC Filings as they may have been so amended shall not have contained untrue statements of material facts or omitted to state material facts required to be stated therein in order to make the statements therein, in light of the circumstances in which they were made, not misleading;

            (b) No change, event or development shall have occurred which would reasonably be expected to cause a Material Adverse Change;

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            (c) All the representations and warranties of PepsiCo under this
Agreement shall be true and correct in all material respects as of the date Bidder commences the Offers;

            (d) The Company shall, as of the date of the commencement of the Offers, directly or indirectly through any of its Subsidiaries, own all of the capital stock of each of its Subsidiaries;

            (e) Molina and Bidder shall have executed and delivered the Molina Agreement to Tender;

            (f) Molina, Bidder and The Bank of New York, as the escrow agent, shall have executed and delivered the Escrow Agreement;

            (g) The properties listed on Schedule 2.2(g) attached hereto shall have been transferred, by conveyance of title to such real property or equity ownership of any Person which owns such real property, to the Company;

            (h) The Company shall have published notice of an ordinary shareholders meeting to replace and elect new members for the Board of Directors of the Company to be held as soon as practicable following the Expiration Date;

            (i) The uniform supply agreement dated March 30, 2000 between Uniform Design, S.A. de C.V. and the Company shall have been amended in a manner acceptable to Bidder in its sole discretion or such agreement shall have been terminated without payment of any penalty, liquidated damage or termination charge;

            (j) The Affiliates of Molina described in Exhibit E attached to the Molina Agreement to Tender shall have released, discharged and forever quitclaimed the Company and its Affiliates from any and all claims, liabilities or obligations, of any kind or nature whatsoever in law or in equity, known or unknown, that they ever had, now have, or may have in the future against the Company or its Affiliates for, upon or by reason of any matter, cause or thing whatsoever from the beginning of time, other than the obligations described in such Exhibit E; and

            (k) Guadalupe Basteris shall have executed, before a notary public in Mexico, a consent in the form attached as Exhibit C to the Molina Agreement to Tender.

            Section 2.3 CONDITIONS TO THE OFFERS. The Offers documents shall contain those conditions identified on Exhibit B hereto as conditions to Bidder's obligation to consummate the Offers (the "Offer Conditions"). The obligation of Bidder to consummate the Offers and accept for payment, and pay for, Securities tendered and not withdrawn shall be subject only to the Offer Conditions. Bidder reserves the right to waive any such conditions.

            Section 2.4 MODIFICATIONS AND EXTENSIONS OF THE OFFERS.

            (a) Bidder may, subject to compliance with the Exchange Act and the Mexican Securities Markets Law, modify the terms of the Offers or waive any Offer Conditions, except that without the express written consent of PepsiCo (which shall not be unreasonably withheld),


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Bidder shall not reduce the number of Securities sought in the Offers, reduce the Offer Price (except as permitted by Section 2.1), extend the Offers (except as provided in this Section 2.4), change the form of consideration payable in the Offers or otherwise amend or modify any material term of the Offers in any manner materially adverse to PepsiCo.

            (b) If on the initial Expiration Date the Offer Conditions have been satisfied, Bidder reserves the right, in its sole discretion, to extend the Offers to a date that is not later than five (5) Business Days after the initial Expiration Date, solely to increase the number of Securities tendered in the Offers.

            (c) If on the initial Expiration Date the Offer Conditions have not been satisfied or waived, Bidder shall extend the Offers until all the Offer Conditions have been satisfied or waived, provided that Bidder shall not be required to extend the Offers to a date that is later than ten (10) Business Days after the initial Expiration Date. Bidder shall have the right, at its own election, to further extend the Offers for additional ten (10) Business Days to a date up to twenty (20) Business Days after the initial Expiration Date.

                                  ARTICLE III

                        RIGHTS AND OBLIGATIONS OF PEPSICO

            Section 3.1 AGREEMENT TO TENDER. PepsiCo agrees, pursuant to the terms and conditions set forth herein, to tender (and to cause the other PepsiCo Shareholders to tender) in the Offers and to not withdraw (except as permitted in Section 3.2) all the Owned Securities and all other Securities directly or indirectly owned by PepsiCo no later than the third Business Day after the commencement of the Offers, except for Owned Securities in the Molina/PepsiCo Gemex Shares Trust and Securities acquired by PepsiCo after the date of this Agreement, which in each case PepsiCo agrees to tender and to cause to be tendered not less than two (2) Business Days before the initial Expiration Date. The securities described in the preceding sentence are collectively defined as the "PepsiCo Securities." PepsiCo further agrees to elect (and to cause the other PepsiCo Shareholders to elect) to receive the purchase price for the PepsiCo Securities they tender in the Offers in Pesos.

            Section 3.2 RIGHT TO RECEIVE MORE COMPETITIVE OFFERS. Nothing in this Agreement is intended in any way to restrict the PepsiCo Shareholders' ability to accept more competitive offers and no penalty will be imposed on any PepsiCo Shareholder that accepts a more competitive offer. Notwithstanding the provisions of Section 3.1, each of the PepsiCo Shareholders shall have the right to accept more competitive offers received any time prior to or during the period that the Mexican Offer and/or the U.S. Offer remain outstanding. In the event any of the PepsiCo Shareholders has tendered any or all of its Securities, it shall have the right to withdraw any or all of such Securities at any time during the period that the Mexican Offer and/or the U.S. Offer remain outstanding in order to accept more competitive offers.

            Section 3.3 ALTERNATIVE TRANSACTIONS. PepsiCo agrees to advise Bidder orally and in writing of any proposal or request for information it receives, or becomes aware of, in connection with or relating to an Alternative Transaction (as defined below), the material terms and conditions of such request, proposal or Alternative Transaction and the


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identity of the Person making such request or proposal within one (1) U.S.
Business Day of the receipt of such request, and shall within such period deliver to Bidder a copy of any such request, proposal or Alternative Transaction received from such Person in writing. PepsiCo will keep Bidder informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis. For purposes of this Agreement, "Alternative Transaction" means either (i) a transaction or series of transactions pursuant to which any Person or group of Persons (including PepsiCo and its Affiliates and excluding any transfers between the Persons Controlling, under common Control with, or Controlled by PepsiCo) other than the Company, any of its wholly-owned Subsidiaries, Bidder and any of Bidder's Subsidiaries (a "Third Party") acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule l3d-3 under the Exchange Act) of any or all of the Securities, whether from PepsiCo, the Company or otherwise; or (ii) any other transaction pursuant to which any Third Party acquires or would acquire, directly or indirectly, assets of the Company (other than in the ordinary course of business) or control of assets of the Company or its Subsidiaries, in any case having a book value of ten percent or more of the Company's total consolidated assets, or for consideration equal to ten percent or more of the fair market value of all Securities on the date of this Agreement. Nothing in this Section 3.3 shall be interpreted to prohibit PepsiCo or any of its officers, directors or employees from complying with their fiduciary duties to the Company or require them to breach any confidentiality obligations to which they may be subject under applicable law.

            Section 3.4 INFORMATION.

            (a) PepsiCo agrees to advise and to cause each of its Affiliates or employees to advise Bidder, within one (1) U.S. Business Day, orally and in writing of any request for information or comments from any governmental agency which could impact Bidder's ability to consummate the Offers. PepsiCo agrees to provide Bidder with the opportunity to review and comment on any of PepsiCo's filings with or correspondence to the Securities Authorities relating to the Offers or this Agreement and Bidder will have the right to comment on those filings or correspondence no later than 24 hours after receipt of such filing or correspondence. PepsiCo shall not be under any obligation to accept or in any manner address such comments. Bidder shall have the right to approve (such approval not to be unreasonably withheld) any references to it contained in such filing or correspondence, provided that any failure to provide specific proposed changes within 24 hours of receipt of such filing or correspondence shall be deemed to be approval.

            (b) Bidder agrees to advise PepsiCo, within one (1) U.S. Business Day, orally and in writing of any request for information or comments from any governmental agency which could impact Bidder's ability to consummate the Offers. Bidder agrees to provide PepsiCo with the opportunity to review and comment on any of Bidder's filings with or correspondence to the Securities Authorities relating to the Offers or this Agreement and PepsiCo will have the right to comment on those filings or correspondence no later than 24 hours after receipt of such filing or correspondence. Bidder shall not be under any obligation to accept or in any manner address such comments. PepsiCo shall have the right to approve (such approval not to be unreasonably withheld) any references to it contained in any such filing or correspondence, provided that any failure of PepsiCo to provide to Bidder specific proposed changes in writing within 24 hours of receipt of such filing or correspondence shall be deemed to be approval.

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            (c) Each of PepsiCo and Bidder will make reasonable efforts to include each other in any oral communications they have with the Securities Authorities relating to the Offers or this Agreement.

            Section 3.5 PAYMENT TO BIDDER. As it is strategically important that PBG Hispano, a subsidiary of The Pepsi Bottling Group, Inc., one of PepsiCo's anchor bottlers, purchase the Company, PepsiCo has agreed to pay Ps. 172,708,000 to PBG Hispano in order to facilitate such purchase and ensure a smooth ownership transition of the Company. Such payment shall be made before the completion of the Offers.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF PEPSICO

            PepsiCo hereby represents and warrants to Bidder as follows:

            Section 4.1 ORGANIZATION AND QUALIFICATION. PepsiCo is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina with full corporate power and authority to own, lease and operate its assets and to carry on its business as now being and as heretofore conducted.

            Section 4.2 AUTHORITY. PepsiCo has all requisite power and authority to enter into, execute and deliver this Agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement has been duly authorized by PepsiCo. This Agreement has been duly executed and delivered by PepsiCo and constitutes the valid and binding obligation of PepsiCo, enforceable against PepsiCo in accordance with its terms.

            Section 4.3 NO CONFLICT. Neither the execution, delivery or performance of this Agreement nor the consummation by PepsiCo of the transactions contemplated hereby, subject to compliance with filing and other requirements under applicable law, will, directly or indirectly (with or without notice or lapse of time): (i) contravene, conflict with, or result in a violation of any federal, state, local, municipal, foreign, international, multinational or other administrative order, constitution, Law, ordinance, principle of common or civil law, regulation, statute or treaty ("Legal Requirements") applicable to it or the Molina/PepsiCo Gemex Shares Trust, or any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, made or rendered by any court, administrative agency or other governmental authority or by any arbitrator ("Orders") applicable to it or the Molina/PepsiCo Gemex Shares Trust; or (ii) contravene, conflict with, or result in a violation or breach of any provision of, or give any person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) applicable to PepsiCo, any of its Affiliates or the Molina/PepsiCo Gemex Shares Trust, or by which any of PepsiCo's or its Affiliates' properties or other assets (including the PepsiCo Securities) are legally bound, except in each case, for any contravention, conflict, violation, breach or right which would not materially impair the ability of PepsiCo to perform PepsiCo's obligations hereunder. No governmental authority has commenced, or threatened in writing to commence, any proceeding


                                       9
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or action against PepsiCo or the Molina/PepsiCo Gemex Shares Trust with respect to the Offers, this Agreement or the transactions contemplated hereby and no other Person has commenced any action, proceeding, application or claim against PepsiCo or the Molina/PepsiCo Gemex Shares Trust with respect to the Offers, this Agreement or the transactions contemplated hereby, before any court, governmental, regulatory or administrative agency or commission, authority or tribunal, domestic, foreign or supranational, in each case, which would materially impair PepsiCo's ability to perform its obligations under this Agreement.

            Section 4.4 TITLE TO THE PEPSICO SECURITIES. As of the date hereof, PepsiCo is the indirect beneficial owner of the Owned Securities set forth on
Schedule 4.4 attached hereto. The holder of record of such Securities as of the date hereof is identified on Schedule 4.4. The PepsiCo Securities have been duly issued, are fully paid and, except for the Securities in the Molina/PepsiCo Gemex Shares Trust, (i) the PepsiCo Securities are free and clear of any lien, claim, charge, restriction on transfer, other encumbrance or rights of third parties and (ii) there are no shareholder agreements, voting trusts, proxies or other agreements or understandings with respect to the PepsiCo Securities or the share capital of the Company which will prohibit, restrict or adversely affect the performance of PepsiCo's obligations under this Agreement. Upon the purchase of the PepsiCo Securities pursuant to the Offers, Bidder will own the PepsiCo Securities free and clear of any lien, claim, charge, restriction on transfer, other encumbrance or rights of third parties.

                                   ARTICLE V

                    REPRESENTATIONS AND WARRANTIES OF BIDDER

            PBG Hispano and BG represent and warrant to PepsiCo, jointly and severally, as follows:

            Section 5.1 ORGANIZATION AND QUALIFICATION.

            (a) PBG Hispano is a Spanish limited liability company duly organized, validly existing and in good standing under the laws of Spain with full limited liability company power and authority to own, lease and operate its assets and to carry on its business as now being and as heretofore conducted.

            (b) BG is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware with full limited liability company power and authority to own, lease and operate its assets and to carry on its business as now being and as heretofore conducted.

            Section 5.2 AUTHORITY. Each Bidder has all requisite power and authority to enter into, execute and deliver this Agreement, to perform fully its obligations hereunder and to consummate the Offers and the transactions contemplated hereby. The execution, delivery and performance of this Agreement has been duly authorized by each of PBG Hispano and BG. This Agreement has been duly executed and delivered by each Bidder and constitutes the valid and binding obligation of each Bidder, enforceable against each Bidder in accordance with its terms.

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            Section 5.3 NO CONFLICT. Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby, including the commencement of the Offers, except as provided in Schedule 5.3, will, directly or indirectly (with or without notice or lapse of time): (i) require Bidder to obtain any regulatory approval, action, waiver or consent; (ii) contravene, conflict with, or result in a violation of, or give any governmental authority or other person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirements or any Orders; or (iii) contravene, conflict with, or result in a violation or breach of any provision of, or give any person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) applicable to each Bidder or any of their Subsidiaries or by which any of their properties or other assets are legally bound. No governmental authority has commenced, or threatened in writing to commence, any proceeding or action against Bidder or its Affiliates with respect to the Offers, this Agreement or the transactions contemplated hereby and no other Person has commenced any action, proceeding, application or claim against Bidder or its Affiliates with respect to the Offers, this Agreement or the transactions contemplated hereby, before any court, governmental, regulatory or administrative agency or commission, authority or tribunal, domestic, foreign or supranational, in each case, which would materially impair Bidder's ability to perform its obligations under this Agreement.

                                   ARTICLE VI

                                   TERMINATION

            Section 6.1 TERMINATION. This Agreement may be terminated at any time:

            (a) by mutual written consent of PepsiCo and Bidder;

            (b) by PepsiCo, if Bidder has not commenced the Offers the first Business Day following the execution of this Agreement, unless Bidder has not commenced the Offers within the above time-period as a result of a breach by PepsiCo of any of its material obligations or agreements under this Agreement;

            (c) by Bidder, by giving written notice of such termination to PepsiCo, if PepsiCo shall have breached any of its material representations, warranties, covenants or agreements under this Agreement, and such breach shall be incapable of cure or has not been cured within ten (10) Business Days following the giving of written notice of such breach to PepsiCo;

            (d) by either PepsiCo or Bidder, by giving written notice of such termination to the other party, if there shall be in effect any Law that prohibits the consummation of the Offers or any transactions contemplated hereby or if consummation of the Offers or any the transactions contemplated hereby would violate any non-appealable final order, decree or judgment of any court or governmental entity having competent jurisdiction;

            (e) by PepsiCo, by giving written notice of such termination to Bidder, if Bidder shall have breached any of its material representations, warranties, covenants or agreements under this Agreement and such breach shall be incapable of cure or has not been cured within ten (10) Business Days following the giving of written notice of such breach to Bidder;

            (f) by PepsiCo or Bidder, if the Offers expire or terminate in accordance with their terms without the purchase of Securities in the Offers; or

            (g) by Bidder, following the purchase of the PepsiCo Securities pursuant to the Offers.

            Section 6.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement in accordance with Section 6.1 hereof, this Agreement shall thereafter become void and have no effect, and neither party shall have any liability to the other or its respective Affiliates, directors, officers or employees, provided that nothing herein will relieve any party from liability for any breach prior to such termination of any of its representations, warranties or covenants under this Agreement.

                                  ARTICLE VII

                                  MISCELLANEOUS

            Section 7.1 CONFIDENTIALITY. Bidder and PepsiCo will maintain in confidence, and will cause their respective Subsidiaries, Affiliates, directors, officers, employees, advisors, agents and representatives to maintain in confidence, any written, oral or other information obtained in confidence from the other party in connection with this Agreement or the transactions contemplated hereby (including any proposed offers by Bidder to acquire capital stock of the Company), unless (a) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated by this Agreement or (c) the furnishing or use of such information is required by legal proceedings or applicable law. Whether or not the transactions contemplated by this Agreement are consummated, each party will return or destroy as much of such written information as the other party may reasonably request.

            Section 7.2 FURTHER ASSURANCES. The parties each agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement.

            Section 7.3 GOVERNING LAW. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

            Section 7.4 FORUM. This Agreement shall be subject to the exclusive jurisdiction of the Federal Courts for the Southern District of New York and State courts of New York County in the State of New York. The parties irrevocably waive, to the fullest extent permitted by law, any objection or immunities to jurisdiction which they may now or hereafter have (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, or any judgment entered by any court in respect hereof brought in the State of New York, and further irrevocably waive any claim that any suit, action or proceeding in the Borough of Manhattan, New York has been brought in an inconvenient forum.

            Section 7.5 REMEDIES CUMULATIVE. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by either party in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as provided in Section 7.16, nothing in this Agreement shall convey any rights upon any person or entity which is not a party to this Agreement.

            Section 7.6 ENTIRE AGREEMENT. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof. This Agreement supersedes all prior agreements and understandings, written or oral, between the parties with respect to such subject matter.

            Section 7.7 SEVERABILITY. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

            Section 7.8 AMENDMENT. This Agreement may not be amended except by a written instrument signed by each party hereto.

            Section 7.9 WAIVER. At any time any party hereto may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto or (b) waive compliance with any of the agreements of any other party or any conditions to its own obligations, in each case, only to the extent such obligations, agreements and conditions are intended for its benefit; PROVIDED, HOWEVER, that any such extension or waiver is set forth in a writing executed by such party.

            Section 7.10 BINDING EFFECT; NO ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. This Agreement and either party's rights or obligations hereunder may not be assigned or delegated, without the prior written consent of the other party hereto, except that Bidder may assign in whole or in part, the right (but not the Bidder's obligation) to purchase the Securities to one or more of its Affiliates.

            Section 7.11 EXPENSES. Whether or not the purchase and sale of the Securities is consummated, each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of the Agreement and consummation of the transactions contemplated hereby.

            Section 7.12 COUNTERPARTS; HEADINGS. This Agreement may be executed in two counterparts, each of which shall be an original, but which together shall constitute one and the same instrument. The descriptive headings of the several sections and paragraphs of this Agreement are inserted for reference only and shall not limit or otherwise affect the meaning hereof.

            Section 7.13 NOTICES. Any and all notices or other communications or deliveries required or permitted to be given under any of the provisions of this Agreement shall be in writing and shall be deemed to have been duly given (i) five days after the mailing thereof by registered mail, return receipt requested, (ii) on the day following mailing when sent by overnight express mail or courier, signature required, and (iii) at the actual time of receipt when delivered personally, addressed to PepsiCo or Bidder at the addresses set forth below (or at such other address as any party may specify by notice to the other parties hereto given as aforesaid):

            If to PepsiCo, to:

            PepsiCo, Inc.
            700 Anderson Hill Road
            Purchase, New York 10577

            Attn:     Vice President & General Counsel, Pepsi-Cola
            Phone:  (914)253-2610
            Fax:      (914)249-8339


            If to Bidder, to:

            c/o The Pepsi Bottling Group, Inc.
            1 Pepsi Way
            Somers, NY 10589
            Attn:    Senior Deputy General Counsel
            Phone: (914) 767-7971
            Fax:     (914) 767-7944

            With a copy to:

            Proskauer Rose LLP
            1585 Broadway
            New York, NY 10036

            Attn:  Carlos E. Martinez, Esq.
            Phone:212-969-3000
            Fax:212-969-2900


            Section 7.14 SPECIFIC PERFORMANCE. Without limiting the rights of each party hereto to pursue other legal and equitable rights available to such party for any other party's failure to perform its obligations under this Agreement, the parties hereto acknowledge and agree that the remedy at law for any failure to perform their obligations hereunder would be inadequate and that each of them shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure. To the extent any party may be entitled to the benefit of any provision of law requiring any party in any suit, action or proceeding arising out of or in connection with this Agreement or any of the transactions contemplated hereby to post security for litigation costs or otherwise post a performance bond or guaranty or to take any similar action, each party hereby irrevocably waives such benefit in each case to the fullest extent now or hereafter permitted under the laws of any such other jurisdiction.

            Section 7.15 THIRD PARTY BENEFICIARIES. The parties hereto expressly agree that Molina is a third party beneficiary of this Agreement.

            Section 7.16 MONTERREY REAL PROPERTY. PepsiCo agrees that it will permit the Company to continue its current use of certain real property (the "Property") (namely, the Lot No. 26, block No. 26 and the facilities constructed thereon located at Parque Industrial Monterrey, Carretera a Miguel Aleman, Apodac, Nuevo Leon) on a rent-free basis for up to five years following the purchase of the Securities. At any time during that period, the Company may elect to have PepsiCo transfer the Property to the Company at its book value. At the end of the five year period, if the Company has not elected to have PepsiCo transfer the property to the Company, PepsiCo shall have the right to do so, at book value, on its own initiative. In any event, the Company shall be required to reimburse PepsiCo for any and all costs of ownership, maintenance, repair and remediation and shall bear all costs and taxes associated with any transfer.

            IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

                                   PBG GRUPO EMBOTELLADOR HISPANO-MEXICANO, S.L.


                                   By: /s/ Inigo Madariaga
                                       -------------------
                                   Name: Inigo Madariaga
                                   Title: Managing Director

                                   BOTTLING GROUP, LLC


                                   By: /s/ Alfred H. Drewes
                                       -------------------
                                   Name: Alfred H. Drewes
                                   Title: Principal Financial Officer


                                   PEPSICO, INC.


                                   By: /s/ Matthew M. McKenna
                                       ----------------------
                                   Name: Matthew M. McKenna
                                   Title: Senior Vice President of Finance

                      EXHIBIT A TO THE AGREEMENT TO TENDER

                     FORM OF THE MOLINA AGREEMENT TO TENDER

                              (See Exhibit (d)(2))

                      EXHIBIT B TO THE AGREEMENT TO TENDER

                CONDITIONS OF THE CONSUMMATION OF BIDDER'S OFFERS



            Bidder will not be required to consummate the Offers if:

            (i) less than 90% of all of the outstanding shares of capital stock of the Company (including shares represented by CPOs and GDSs) on the Expiration Date are tendered into the Offers on or prior to the Expiration Date and not withdrawn,

            (ii) less than all of the PepsiCo Securities owned by PepsiCo and the other PepsiCo Shareholders are tendered into the Offers and not withdrawn,

            (iii) less than all of the Securities owned by Molina and the other Molina Shareholders are tendered into the Offers and not withdrawn,

            (iv) the conditions to the [Mexican Offer] [U.S. Offer] have not been satisfied or waived on or before the Expiration Date of the [Mexican Offer] [U.S. Offer] or the [Mexican Offer] [U.S. Offer] has been terminated without the purchase of any Securities, or

            (v) at any time before the acceptance of the Securities for payment, any of the following events occurs:

         1. a material breach by Molina of any of the material provisions of the Molina Agreement to Tender, including, without limitation, a breach by Molina of the representations and warranties in Sections 5.4 and 5.5 thereof;

         2. a material breach by PepsiCo of any of the material provisions of this Agreement;

         3. any regulatory approval, action, waiver or consent required to consummate the Offers, including any approval of the CNBV, the SEC or any securities exchange, (a) shall not have been obtained, or shall have been obtained under conditions or restrictions that would adversely affect the Mexican Offer, the U.S. Offer or the Company or its Subsidiaries; (b) shall have been modified in any material way that would adversely affect the Mexican Offer, the U.S. Offer or the Company or (c) has been revoked;

         4. (a) there shall be pending any action, suit, proceeding or claim by any person, domestic or foreign, which has a reasonable likelihood of success, or by any government, governmental authority or other regulatory or administrative agency or commission, domestic, foreign or supranational, before any court, governmental, regulatory or administrative agency or commission, authority or tribunal, domestic, foreign or supranational, or there shall be any statute, rule, regulation, order, judgment, decree or injunction applicable to the Mexican Offer or the U.S. Offer, by such governmental or administrative bodies, prohibiting, materially restricting or substantially delaying, or seeking to prohibit, materially restrict or substantially delay the consummation of the Mexican Offer or the U.S. Offer, or materially modifying or affecting the Mexican Offer or the U.S. Offer, or (b) any change, event, condition or development which has had or would reasonably be expected to result in a Material Adverse Change;

         5. any filings of the Company with the SEC, the CNBV or any securities exchange shall have contained, at the time of their respective filings, untrue statements of material facts or omitted to state material facts necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, and such untrue statements or omissions would reasonably be expected to cause a Material Adverse Change;

         6. any material adverse change in the financial markets, including without limitation, (a) any general suspension of trading in any of the Securities on the NYSE or the Mexican Stock Exchange (except for daily suspensions in accordance with their respective rules or policies), (b) a declaration of a banking moratorium or imposition of limitations on the extension of credit generally in the United States or any adverse change in exchange controls in the U.S. or Mexico, or
                  (c) any material limitations on the markets for currency in Mexico;

         7. commencement of a war, armed hostilities, military coup d'etat, acts of terrorism, collapse of the government or other national or international crisis in each case involving the United States or Mexico which would reasonably be expected to result in a Material Adverse Change;

         8. the Company or any of its Subsidiaries shall have, at any time after June 30, 2002, effected any change to their respective capital structure which would reasonably be expected to result in a Material Adverse Change, including, without limitation,
                  (a) issued, sold or otherwise transferred, or proposed to do any of the foregoing, to any person, any shares of capital stock or other securities (including options to purchase shares of capital stock and any debt securities), (b) declared, paid or proposed to declare or pay any dividend or distribution on the Securities, (c) altered, or proposed to alter, any material term of any outstanding security of the Company or any of its Subsidiaries other than employee stock options consistent with the provisions of this Agreement, (d) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Securities or the Company's or any of its Subsidiaries' capitalization, and (e) authorized, recommended, proposed or entered into any merger, consolidation, liquidation, dissolution, business combination, joint venture, strategic alliance or similar arrangement involving any material assets, acquisition or disposition of a material amount of assets or securities, other than pursuant to the Offers;

         9. the Company or any of its Subsidiaries shall have at any time after June 30, 2002 operated its business otherwise than in the ordinary course consistent with past practice, including, without limitation, (a) entered into or invested in a line of business different from those in which the Company or any of its Subsidiaries was engaged as of June 30, 2002, (b) effected any material change to its corporate structure, including, without limitation, the transfer or division of all or a significant portion of its assets, (c) disposed of, or created liens on, other than pursuant to credit facilities existing as of June 30, 2002, any material assets of the Company or any of its Subsidiaries,
                  (d) voluntarily or involuntarily terminated or modified, in any material adverse manner, any material agreements, (g) made a material change in its accounting practices (other than as required by U.S. or Mexican GAAP) or regulatory compliance procedures, (e) waived, released, assigned, settled or compromised any claims or litigation involving amounts or other rights or assets in excess of $2,000,000, or (f) amended or authorized or proposed any amendments to the Company's Bylaws or any other organizational documents;

         10. the Company and its Subsidiaries have Consolidated Adjusted Net Debt in excess of Ps.2,648,353,587 or the Company and its Subsidiaries do not have Consolidated Adjusted Working Capital of at least Ps.190,750,000; and

         11. any default by the Company or any of its Subsidiaries under any indebtedness which would reasonably be expected to result in a Material Adverse Change, or which would, following the purchase of Securities in the Offers, result in a cross-default under any indebtedness of PBG or BG.

                      SCHEDULE 5.3 TO AGREEMENT TO TENDER

          REGULATORY APPROVALS REQUIRED FOR THE EXECUTION, DELIVERY OR
            PERFORMANCE OF THIS AGREEMENT OR THE CONSUMMATION OF THE
                  TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT

ACTIONS AND APPROVALS BY:

     1. THE SEC;
     2. THE COMISION NACIONAL BANCARIA Y DE VALORES OF MEXICO;
     3. THE MEXICAN STOCK EXCHANGE; AND
     4. THE MEXICAN FEDERAL COMPETITION COMMISSION.